June 11, 2018
By EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William H. Thompson and Ta Tanisha Meadows

Re:    Consolidated Edison, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 15, 2018
File No. 1-14514
Ladies and Gentlemen:
On May 30, 2018, we received a letter from the Staff of the Commission’s Division of Corporation Finance containing comments on the above-referenced filing. Our responses are provided below following the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2017
Non-GAAP Financial Measures, page 10

1.
Comment: Please tell us what consideration you gave to disclosing income taxes as a separate adjustment rather than reflecting non-GAAP adjustments net of tax. Please refer to Question 102.11 of our Compliance and Disclosure Interpretations; Non-GAAP Financial Measures. Please note that this comment also applies to earnings releases filed under Item 2.02 of Form 8-K.

Response: The format we used for the table reconciling GAAP net income to Non-GAAP adjusted earnings presented each non-GAAP adjustment net of income taxes on a separate line of the table and separately addressed income taxes in a footnote at the bottom of the table. We considered this format as an appropriate way to facilitate analysis of the company’s financial performance. In future filings and earnings releases in which we include a reconciliation table, we will present separate line items on the table for the before income tax amount, the amount of income taxes and the net of income tax amount for each adjustment and explain the income tax calculation in a footnote to the table.

Item 8: Financial Statements and Supplementary Data
Notes to the Financial Statements
Note C - Capitalization
Significant Debt Covenants, page 124

1.
Comment: We note your ratio of consolidated debt to consolidated capital cannot exceed .675 to 1. As a result, it appears this covenant has the effect of restricting a portion of your retained earnings available for dividends. Please tell us what consideration you gave to disclosing the most significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restriction. Please refer to Rule 4-08(e)(1) of Regulation S-X.

Response: We do not consider the covenant to be a significant restriction on the company’s payment of dividends. The actual ratio of consolidated debt to consolidated capital, which has not exceeded 0.52 to 1 at the end of any of the past twenty years, was 0.51 to 1 at December 31, 2017. We do not consider it reasonably likely that the actual ratio will significantly increase and approach the 0.675 level, in particular because the rate plans of the company’s utility subsidiaries, Consolidated Edison Company of New York, Inc. and Orange and Rockland Utilities, Inc. (the Utilities), which have been approved by the New York State Public Service Commission (NYSPSC), reflect a 48% common equity ratio. The most significant restrictions on the company’s payment of dividends are the restrictions, described on page 123 of our 2017 Form 10-K under “Dividends,” imposed by the NYSPSC on the payment of dividends to the company by the Utilities. The company’s ability to pay dividends depends primarily on the dividends it receives from the Utilities. See “Risk Factors - Con Edison’s Ability to Pay Dividends or Interest Depends on Dividends From its Subsidiaries” on page 42. The Utilities have been the source of substantially all of the company’s dividends. In 2017, the company paid dividends of $803 million and received dividends of $840 million from the Utilities (with the difference used primarily for interest payments). Given the NYSPSC restrictions, which generally limit the Utilities’ dividends to 100 percent of their income, we do not expect that the covenant will have the effect of restricting a portion of the company’s retained earnings available for dividends. We expect that, because the decrease in retained earnings resulting from the dividends the company pays would be offset by the increase in retained earnings from the Utilities’ income, the company will not need to restrict the dividends it pays to maintain the ratio of consolidated debt to consolidated capital below the level specified in the covenant. If circumstances change and in the future we determine that the covenant is among the most significant restrictions on the company’s payment of dividends, we will include additional disclosure in future filings.

Note N - Financial Information by Business Segment, page 145

1.	Comment: Please show us how to reconcile capital expenditures for each year to the amounts reported in the consolidated statement of cash flows.

Response: The total amount of capital expenditures shown in Note N is presented in multiple line items on the consolidated statement of cash flows that include utility and non-utility construction expenditures, investments in and/or acquisitions of assets and certain non-cash items such as the common equity component of AFUDC and construction related accounts payable accruals. Please see our reconciliation as of the end of each year in the table below:

($ in million)	2017	2016	2015
Capital expenditures shown in Note N	$3,606	$5,235	$3,418
Investments in electric and gas transmission projects	(45)	(1,076)	—
Investments in/acquisitions of renewable electric production projects	(45)	(402)	(299)
Common equity component of allowance for funds used during construction	(11)	(10)	(5)
Non-cash items, principally changes in construction expenditures in accounts payable	(62)	(67)	(60)
Utility and non-utility construction expenditures presented on the consolidated statement of cash flows	$3,443	$3,680	$3,054

__________________________________
Consolidated Edison, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Your prompt consideration of our responses will be appreciated.
We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com) or Robert Muccilo, Vice President and Controller at 212-460-4202 (muccilor@coned.com).

Very truly yours,

/s/ Robert Hoglund
Robert Hoglund
Senior Vice President and
Chief Financial Officer